CANADIAN WESTERN BANK

RECEIVED
2004 DEC 17 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 2, 2004

82-4478

04054127

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find two News Releases from Canadian Western Bank, dated December 2, 2004 for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record Earnings for Fourth Quarter and 2004" and "Canadian Western Bank Declares Stock Dividend Effecting 2 for 1 Stock Split".

Yours truly,
CANADIAN WESTERN BANK

Darin R. Coutu, CA
Senior Assistant Vice-President
and Chief Accountant

dw 1/5

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

Enclosures

CANADIAN WESTERN BANK
ThinkWestern®

NEWS RELEASE

CANADIAN WESTERN BANK DECLARES STOCK DIVIDEND EFFECTING 2 FOR 1 STOCK SPLIT

Edmonton, December 2, 2004 – Canadian Western Bank (CWB on TSX) today announced that its Board of Directors has declared a stock dividend of one common share per whole common share held, effectively achieving a two-for-one split of its common shares. The stock dividend is payable on January 10, 2005 to shareholders of record on December 22, 2004. By doubling the amount of common shares, it is anticipated that there will be a corresponding reduction in the market price per share.

"This share split will make our common shares more affordable for retail investors which should lead to enhanced interest in the shares and a broader ownership base which we expect will be beneficial to our existing shareholders," said Larry Pollock, President and CEO.

Trading in the Bank's common shares on a post-stock dividend basis on the Toronto Stock Exchange is expected to commence on December 20, 2004. Share certificates representing the stock dividend will be mailed to registered shareholders of record on or about January 10, 2005. Existing share certificates should be retained by the holders and not returned to the Bank or its transfer agent.

The Bank is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no Canadian tax payable by shareholders in respect of the dividend. For additional information, shareholders are advised to consult a tax advisor.

The Bank also today announced a quarterly common share dividend of 18 cents per share to be paid prior to the stock dividend. This dividend would be the equivalent of 9 cents per share on a split basis and represents a 20% increase over the last quarterly dividend.

About Canadian Western Bank
Canadian Western Bank offers highly personalized service through its 30 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of almost $5.0 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares and convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of 'CWB' and 'CWB.DB.A'. For more information see the Bank's website at www.cwbank.com.

\- 30 -

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
Cell (780) 970-3439
E-mail: matt.colpitts@cwbank.com

CANADIAN WESTERN BANK
Think Western®

RECEIVED
2004 DEC 17 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

Canadian Western Bank Reports Record Earnings for Fourth Quarter and 2004

Annual net income growth of 16%; increase of 33% in fourth quarter earnings
Fifteenth consecutive year of double-digit loan growth
20% increase in quarterly dividend and stock dividend declared

---

EDMONTON, December 2, 2004 - Canadian Western Bank (CWB on TSX) today announced record annual earnings and revenues for fiscal 2004 and record earnings for the fourth quarter ended October 31, 2004, CWB's 66th consecutive quarter of profitability. Net income for the quarter was $12.8 million, an increase of 33% over the fourth quarter last year. The results reflect revenue growth of 23% driven by solid loan growth, the acquisition of Canadian Direct Insurance and the recognition of a tax benefit resulting from the redemption of an investment in tax-advantaged preferred shares. Excluding the impact of the tax benefit, fourth quarter earnings were up 16% over the same quarter in 2003. Credit quality remained strong and the provision for credit losses was consistent with previous periods. Net income for fiscal 2004 was $44.2 million, up 16% over the previous year.

The Bank announced a 20% increase in the quarterly dividend as the Board of Directors declared a quarterly dividend of $0.18 per common share, payable on January 6, 2005 to shareholders of record on December 16, 2004. The Board also declared a stock dividend of one common share per common share held, payable on January 10, 2005 to all shareholders of record on December 22, 2004, effectively achieving a two-for-one split of the Bank's common shares.

Fourth Quarter Highlights:
(three months ended October 31, 2004 compared with three months ended October 31, 2003 unless otherwise noted)

- Record net income of $12.8 million was up 33% over the fourth quarter of 2003. Fiscal 2004 net income was $44.2 million, up 16% over the previous year.
- Diluted earnings per share were $0.85 for the quarter, up 27% from $0.67 in the fourth quarter of 2003, and $3.00 for fiscal 2004, up 12% from $2.69 in 2003.
- Loan growth was 11% in 2004, marking the fifteenth consecutive year of double-digit loan growth.
- Total revenues (teb) were $41.7 million, up 23% from the fourth quarter last year. Total revenues for 2004 were a record $153.3 million, up 15% over last year.
- Other income increased 71% to $10.9 million, largely due to the impact of Canadian Direct Insurance ($4.4 million) and Valiant Trust Company ($0.8 million) which were acquired at the end of the second quarter.
- Return on equity improved to 14.1%, up from 13.4% in the third quarter while return on assets increased to 1.04% from 1.01%.
- Branch generated deposits increased 15% in the past year, with the lower cost demand and notice component up a very strong 30% over the same period.
- Credit quality remained strong and the provision for credit losses as a percentage of average loans was consistent with previous periods.

"We are very pleased with our results for fiscal 2004 including the achievement of record earnings and total revenues," said Larry Pollock, President and CEO. "We are particularly proud of our achievement of double-digit loan growth for the fifteenth consecutive year, the excellent growth in our retail deposits and our two profitable acquisitions."

Highlights for the fourth quarter included another impressive contribution from insurance subsidiary Canadian Direct Insurance. "We are delighted with the contribution of Canadian Direct Insurance which has exceeded our expectations and continues to demonstrate tremendous growth potential," added Mr. Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2004	July 31 2004	October 31 2003	Change from October 31 2003	For the year ended October 31 2004	October 31 2003	Change from October 31 2003
Results of Operations							
Net interest income (teb)(1)	$ 30,756	$ 30,750	$ 27,500	12 %	$ 117,236	$ 107,655	9 %
Less teb adjustment	1,313	930	559	135 %	3,898	2,992	30 %
Net interest income per financial statements	29,443	29,820	26,941	9 %	113,338	104,663	8 %
Other income	10,895	11,273	6,358	71 %	36,099	25,326	43 %
Total revenues (teb)	41,651	42,023	33,858	23 %	153,335	132,981	15 %
Total revenues	40,338	41,093	33,229	21 %	149,437	129,989	15 %
Net income	12,787	11,675	9,604	33 %	44,161	38,193	16 %
Return on common shareholders' equity	14.1 %	13.4 %	12.3 %	180 bp(1)	12.9 %	12.9 %	- bp(1)
Return on average total assets	1.04 %	1.01 %	0.91 %	13 bp	0.97 %	0.95 %	2 bp
Earnings per common share							
Basic	$ 0.94	$ 0.87	$ 0.74	27 %	$ 3.30	$ 2.98	11 %
Diluted	0.85	0.79	0.67	27 %	3.00	2.69	12 %
Efficiency ratio (teb)	51.7 %	50.0 %	46.9 %	480 bp	49.8 %	46.3 %	350 bp
Efficiency ratio	53.4 %	51.1 %	47.7 %	570 bp	51.1 %	47.4 %	370 bp
Net interest margin (teb)	2.49 %	2.65 %	2.60 %	(11) bp	2.57 %	2.68 %	(11) bp
Net interest margin	2.39 %	2.57 %	2.55 %	(16) bp	2.48 %	2.60 %	(12) bp
Provision for credit losses as a percentage of average loans	0.25 %	0.25 %	0.25 %	- bp	0.25 %	0.25 %	- bp
Per Common Share							
Dividends(2)	$ 0.15	$ 0.15	$ 0.00	nm	$ 0.75	$ 0.46	63 %
Book value	26.90	26.12	24.32	11 %	26.95	24.32	11 %
Closing market value	47.65	41.40	39.95	19 %	47.65	39.95	19 %
Common shares outstanding (thousands)	13,655	13,456	13,002	5 %	13,665	13,002	5 %
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 4,918,895	$ 4,767,065	$ 4,343,972	13 %			
Loans	4,005,080	3,961,755	3,601,003	11 %			
Deposits	4,267,788	4,139,771	3,819,750	12 %			
Subordinated debentures	110,600	114,621	121,951	(9) %			
Shareholders' equity	367,589	351,449	316,231	16 %			
Assets under administration	1,759,473	1,637,940	1,474,964	19 %			
Capital Adequacy							
Tangible common equity to risk-weighted assets	9.0 %	8.7 %	8.9 %	10 bp			
Tier 1 ratio	9.0 %	8.7 %	8.9 %	10 bp			
Total ratio	11.8 %	11.6 %	13.1 %	(130) bp			

(1) bp - Basis point change

(2) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of Fiscal 2004. The dividend rate for Fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.30 per share paid in the first quarter and quarterly dividends of $0.15 paid in subeseqent quarters.

nm - not meaningful

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Canadian Western Bank (CWB) is pleased to report record quarterly earnings for the fourth quarter ended October 31, 2004 and record earnings for fiscal 2004 on very strong revenues driven largely by solid loan growth during the year and the contribution of its insurance operations.

Net income for the quarter was up 33% over the fourth quarter last year and diluted earnings per share increased 27% over the same period. Total quarterly revenues (teb) increased by 23%, supported by 11% loan growth throughout the year and additional revenues resulting from the expansion into insurance operations and stock transfer and corporate trustee services. With these additional revenues, non-interest income increased by $4.5 million or 71%, greatly improving the income diversification within CWB. The fourth quarter results also reflect the recognition of a $1.6 million tax benefit resulting from the redemption of an investment in tax-advantaged preferred shares.

The market price of CWB's shares ended the quarter at $47.65, up from $39.95 one year ago. Including reinvested dividends, the shareholder return was 21% over this period.

Loan Growth

Total loans grew by 1% in the fourth quarter and 11% in fiscal 2004 to surpass $4 billion. Fiscal 2004 marked the fifteenth consecutive year in which we have grown total loans by more than 10%, showing our ability to consistently generate significant growth on an expanding base of business.

Loan growth in the fourth quarter reflects strong performance in commercial term and operating loans, industrial equipment leasing and financing and residential mortgages, offset by a reduction in energy loans. Recent energy prices have resulted in continued positive cash flows for many of our customers in this sector. This, along with amalgamations and capital market financings, have resulted in some energy loans being repaid or reduced and made it more challenging to generate new growth. We are optimistic that lending activity in this sector will improve in the coming year.

Towards the end of the fourth quarter, we launched a business initiative in the Edmonton market promoting $500 million in new commercial loans available to the local marketplace. This initiative has been well received and is expected to enhance awareness of the Bank's commercial lending expertise in our largest market.

The fourth quarter also saw continued progress in our new residential mortgage initiative. We remain very encouraged by our experience to date as well as the growth potential for CWB in this sector.

Insurance Operations

We are very pleased with the results generated by our wholly owned subsidiary Canadian Direct Insurance (CDI) in the first six months since acquisition. CDI again made a strong contribution to earnings this quarter with net income of $1.3 million or approximately $0.09 per share on a diluted basis. CDI's combined ratio (claims and expenses as a percentage of net earned premiums) was strong at 88% in the fourth quarter. We experienced solid growth in both policies outstanding and earned premiums during the fourth quarter and are cautiously optimistic about CDI's results during the winter months when automobile claims are expected to be more frequent.

Trust Services

The stock transfer, registrar and corporate trustee services offered by newly acquired Valiant Trust Company (Valiant) have rounded out the existing personal and group custody services of Canadian Western Trust (CWT) and we are very excited about the marketing potential of this new package of services. We expect to generate new business selling additional trust and bank products to our existing base of Valiant, CWT and CWB customers and be better able to attract new customers with our broadened range of banking and trust services.

Strong Fundamentals

As mentioned earlier, we have established a long history of strong asset growth. At the same time, we have also proven our lending prudence as demonstrated by our low and stable provisions for credit losses, achieved by focusing on industries we know well and by remaining well diversified both by region and economic sector. These trends continued in the fourth quarter with our provision for credit losses consistent with previous periods at 25 basis points of average loans. In contrast to recent industry fluctuations, our provision has been stable, ranging between 18 and 27 basis points of average total loans in each quarter for the last five years.

Non-interest expenses have noticeably increased primarily as a result of recent acquisitions and investments in our branch network. The acquisitions have provided an excellent return on investment to date and possess significant future growth potential. The benefits of our investments in branch infrastructure are already being realized and we are in a strong position to experience considerable growth in these locations without incurring significant additional expenses.

The increased non-interest expenses of new and expanded branches, along with different revenue and expense structures of new acquisitions have contributed to a weakening of our efficiency ratio. However, we continue to lead the Canadian banking industry in this measure and remain focused on cost efficiency in all areas, a strength we have been known for throughout our 20-year history.

Leveraging Core Profitability

During the year we made excellent progress against our key strategy of lowering funding costs through growth in deposits generated by our branch network and CWT. Branch deposits increased 15% in the past year to represent 57% of total deposits as at October 31, 2004, compared to 54% one year ago. The resulting lower funding costs had a significant positive impact on earnings throughout the year and building on our momentum in this area remains a key strategic objective.

Dividends

The Board of Directors declared a quarterly dividend of $0.18 per common share, payable on January 6, 2005 to shareholders of record on December 16, 2004. This payment is a 20% increase over the $0.15 per share paid in previous quarters. The Board also declared a stock dividend of one common share per common share held payable on January 10, 2005 to shareholders of record on December 22, 2004. This non-taxable dividend will double the number of common shares outstanding in the market, leading to increased liquidity for our shareholders and a more affordable trading price for investors.

Capital Structure

Subsequent to the fourth quarter, on November 5, 2004, CWB gave notice of its intention to redeem all outstanding 5.50% convertible subordinated debentures, which will result in a forced conversion of all outstanding debentures into common shares of the Bank on or before December 13, 2004. Through this conversion, approximately 1.4 million additional CWB shares will be available for trading in the market, also improving liquidity for investors. The conversion will also result in cash savings, build common equity and have a positive incremental effect on net income.

On November 19, 2004, CWB issued $60 million in 5.55% conventional subordinated debentures to institutional investors, increasing our total regulatory capital to over 13%. The issuance of subordinated debentures supports asset growth without diluting the existing common shareholder base.

Performance Targets

We are pleased with our achievement against 2004 performance targets. Our most important target of 15% net income growth was exceeded with actual growth of 16%. Total revenue (teb) growth of 15% for the year came in at the high end of our target of 12-15%. While loan growth of 11% was slightly below our target of 12%, we achieved our fifteenth consecutive year of double-digit loan growth. We also continued a long trend of strong and stable credit quality during the year and achieved our target on loan loss provisions of 0.25% of average loan assets.

Outlook

In 2005 we will look to further build on our history of growth and expect to surpass $5 billion in total assets early in the year. We anticipate strong growth across our banking, trust and insurance lines of business as we take advantage of opportunities to market our wide range of products to an expanded base of customers and benefit from the positive economic outlook for Western Canada, and for Alberta and British Columbia in particular. With our strong capital position, we are ready and able to take advantage of opportunities to add to our existing business lines through acquisitions that fit within our business plan and culture. We look forward to reporting on the first quarter of our new fiscal year on March 3, 2005.

Q4 Conference Call

The CWB conference call is scheduled for Thursday, December 2, 2004 at 4:30 p.m. ET (2:30 p.m. MT). The Bank's executives will comment on the fourth quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-4853. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until December 16, 2004 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21100875#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 30 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of almost $5 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares and convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of 'CWB' and 'CWB.DB.A'. For more information see the Bank's website at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Management's Discussion and Analysis of Operations and Financial Condition

This management's discussion and analysis of operations and financial condition (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2004 included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2003 included on pages 23 through 69 of the 2003 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2003 remain substantially unchanged. The 2004 Annual Report will be published in late January 2005.

Overview

In the fourth quarter of 2004, Canadian Western Bank (CWB or the Bank) posted record quarterly earnings and achieved its 66th consecutive quarter of profitability. Net income for the quarter was $12.8 million, an increase of $3.2 million (33%) over the fourth quarter last year. Annual net income also reached a new high of $44.2 million, an increase of $6.0 million (16%) over 2003.

The fourth quarter earnings reflect strong growth in total revenues, continued strong credit quality and a consistent provision for credit losses as well as a tax benefit of $1.6 million ($0.10 per diluted share) resulting from the redemption of tax-advantaged preferred shares in which CWB had an investment. Total revenues on a taxable equivalent basis (teb – see definition on page 2) increased 23% over the same quarter last year due in part to 12% growth in net interest income. Net interest income (teb) reflects 11% growth in loans and the benefit of reduced funding costs as a result of 30% growth in lower cost demand and notice deposits generated through the branch network and Canadian Western Trust (CWT). Also contributing to revenue growth were the operations of Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant), both of which were acquired at the end of the second quarter. Both acquisitions were immediately accretive to earnings, with CDI providing an after tax contribution of $1.3 million in the fourth quarter and $2.6 million in fiscal 2004.

Diluted earnings per share were $0.85 ($0.94 basic) in the fourth quarter, up from $0.67 ($0.74 basic) in the same quarter last year. Fiscal 2004 diluted earnings per share were $3.00 ($3.30 basic), up from $2.69 ($2.98 basic) a year ago.

Return on equity and return on assets were 14.1% and 1.04% respectively, up from 13.4% and 1.01% in the previous quarter and compared to 12.3% and 0.91% in the same quarter last year. On a fiscal year basis, return on assets was 0.97% compared to 0.95% in the prior year and return on equity was consistent at 12.9%.

Fourth quarter net income was up $1.1 million (10%) over the third quarter earnings of $11.7 million. The increase reflects the benefit from the redemption of the tax-advantaged preferred shares, offset by a decrease in revenues and an increase in non-interest expenses.

Total Revenues (teb)

Total revenues (teb) were $41.7 million in the quarter, an increase of $7.8 million (23%) over the fourth quarter last year. For the year ended October 31, 2004, total revenues were $153.3 million, an increase of $20.3 million (15%) over the prior year.

Net Interest Income (teb)

Net interest income (teb) for the fourth quarter was $30.8 million, up $3.3 million (12%) over the same quarter last year. The fourth quarter increase reflects a 15% increase in average interest earning assets, partially offset by a reduction in net interest margin (which includes interest and non-interest earning assets) to 2.49% from 2.60%. The decrease in margin was due to lower short term interest rates, with the prime rate averaging 3.93% in fourth quarter compared to 4.59% in the same quarter last year. The decrease also reflects an increase in the proportion of both lower yielding cash and securities and non-interest earning assets resulting from the acquisition of CDI. Offsetting these factors was strong growth in lower cost branch generated deposits and proactive interest rate risk management. The Bank's net interest spread on loans, which is the yield earned on loans less the cost of deposits and subordinated debentures, was 2.75% in the fourth quarter compared with 2.74% a year ago.

On an annual basis, net interest income (teb) was up $9.6 million (9%) over 2003 due to a 13% increase in average interest earning assets, partially offset by a reduction in net interest margin to 2.57% from 2.68% in the prior year, primarily due to the reasons noted above. The net interest spread on loans for 2004 was 2.80% compared to 2.75% in the prior year.

Compared to the third quarter, net interest income this quarter was consistent, as a 6% increase in average interest earnings assets was offset by a decrease in the margin to 2.49% from 2.65%. The decrease in margin was primarily due to an increase in the proportion of lower yielding cash and securities, reduced loan related interest income (e.g. payout penalties) and an increase in preferred share premium amortization due to unanticipated early redemptions. These factors more than offset the positive impact from two 25 basis point increases in the prime rate announced during the fourth quarter.

Note 10 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at October 31, 2004. Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the Bank's interest rate gap position as at October 31, 2004, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately one percent over a one year period. The opposite would occur if rates decreased. This compares to July 31, 2004, when a one percentage point change in all interest rates would have resulted in a change in net interest income of approximately two percent.

Other Income

Other income was $10.8 million in the fourth quarter, up $4.5 million (71%) over the same quarter last year. This increase primarily resulted from the contributions of CDI ($4.4 million), and Valiant ($0.8 million), offset by a decrease in gains from sale of securities ($0.8 million). Other income from CDI is shown net of claims, adjustment and policy acquisition costs.

In comparison to the third quarter, other income decreased $378,000 (3%) primarily due to a decrease in credit related fees ($703,000) from the record fees achieved in the third quarter, as well as a reduction in trust fees ($308,000). The latter reduction was largely due to the fourth quarter revenues for Valiant being typically lower than in the highly active third quarter which includes the large majority of public company shareholder and trustee annual meetings. Other income was positively impacted in the quarter by an increase in revenues generated by CDI ($668,000). On an annual basis, other income increased $10.7 million (43%) to total $36.1 million. The increase was due to the items noted above impacting the fourth quarter and growth in credit, retail and trust fees (unrelated to the operations of Valiant), which were up between 4% and 8%.

At October 31, 2004, there were unrealized gains in the securities portfolio of $533,000 compared to $2.7 million one year ago and unrealized losses of $388,000 at the end of the third quarter. The change from one year ago reflects the sale of certain investments and changes in longer term interest rates.

Credit Quality

Credit quality remained strong with the fourth quarter and fiscal 2004 provision for credit losses consistent with prior periods at 25 basis points of average loans. Net new specific provisions were $1.3 million this quarter and $8.1 million for fiscal 2004. In comparison, net new specific provisions were $4.8 million for fiscal 2003. The year-over-year increase reflects a provision of $5.0 million on one commercial loan that became impaired in the first quarter.

Gross impaired loans totalled $24.9 million at October 31, 2004, compared to $22.2 million at both the end of the third quarter and one year ago. The total allowance for credit losses (general and specific provisions) represented 158% of gross impaired loans at the end of the fourth quarter, compared to 169% at July 31, 2004 and 159% at October 31, 2003. Relative to risk-weighted assets, the general allowance was 72 basis points, compared to 69 basis points at the end of the previous quarter and 78 basis points at October 31, 2003. The overall quality of the loan portfolio is expected to remain strong.

Non-interest Expenses

Non-interest expenses were $21.5 million in the quarter, an increase of $5.6 million over the same quarter last year. This increase reflects the additional operating expenses ($3.4 million) and amortization of intangible assets ($120,000) associated with CDI and Valiant. Also contributing to the increase were additional expenses from the Bank's seven significantly upgraded, relocated or new branch locations ($700,000), and an increase in non-cash stock-based compensation charges of $192,000 to total $332,000. Excluding the impact of these items, non-interest expenses were up $1.1 million (7%) over the fourth quarter last year. This remaining increase reflects additional staffing as a result of business growth, annual salary adjustments and various other initiatives. On an annual basis, non-interest expenses were up $14.8 million primarily due to the factors noted above.

The efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, was 51.7% for the quarter compared to 50.0% in the previous quarter and 46.9% in the same quarter one year ago. The Bank's efficiency ratio for fiscal 2004 was 49.8% compared to 46.3% in the prior year. The operations of CDI and Valiant added approximately 170 basis points to the ratio in the quarter and 80 basis points to the annual ratio. Despite the increase, CWB continues to lead the Canadian banking industry in this measure.

In comparison to the third quarter, non-interest expenses increased $528,000, with the increase primarily related to the operations of CDI.

Income Taxes

The income tax rate (teb) was 34.6% for the year ended October 31, 2004 compared to 39.2% a year ago with the decrease primarily due to reductions in the Alberta and Federal tax rates and the previously noted tax benefit of $1.6 million from the redemption of preferred shares. The tax rate before the teb adjustment was 30.6% compared to 36.2% in the prior year.

Balance Sheet

Total assets were $4.9 billion at October 31, 2004, up $152 million (3%) in the quarter and $575 million (13%) for the year.

Cash and Securities

Cash and securities totalled $773 million at the end of the quarter compared to $695 million one year ago. Included in the October 31, 2004 balance was $58 million in cash and securities held by recently acquired CDI.

Loans

Loans totalled $4.0 billion at October 31, 2004, up $43 million (1%) in the quarter and $404 million (11%) in the past year. There was solid growth in commercial loans, industrial loans and residential mortgages in the fourth quarter, however this growth was offset by a $46 million (27%) reduction in energy loans. Year-over-year, energy loans decreased a similar amount of $45 million. Continued positive cash flows in this sector, along with acquisitions, amalgamations and capital market financings have resulted in some loans being repaid or reduced, as well as making it more challenging to generate new growth. New loan deal flow in other sectors remains healthy and with a growth target of 12% for the coming year, the Bank is targeting its sixteenth consecutive year of double-digit loan growth in 2005.

Almost all loans are generated and managed within the Bank's branch network. However, a portfolio of corporate loans is also maintained which generally consists of participation in syndicated loans led primarily by the major Canadian banks. The Bank manages these loans from its corporate office and is selective about the loans in which it participates. At October 31, 2004, corporate loans totalled $140 million compared to $133 million at July 31, 2004 and $116 million one year ago.

Deposits

Deposits totalled $4.3 billion at October 31, 2004, an increase of $128 million (3%) in the quarter and $448 million (12%) in the past year. The Bank generates deposits from its branch network and through an agent network. A key strategy for CWB is to leverage core profitability by reducing the overall cost of deposits through growth in branch generated deposits, and in particular, the lower cost demand and notice component.

At the end of the fourth quarter, branch generated deposits represented 57% of total deposits compared to 60% at July 31, 2004. The decrease results from agent deposits increasing $115 million (7%) while branch deposits increased only $13 million (1%). In comparison to a year ago, the proportion of branch deposits improved to 57% from 54% due to strong growth in branch deposits of $325 million (15%), which compared to an increase in agent deposits of $123 million (7%). The lower cost demand and notice component of branch deposits totalled $822 million at quarter end, with strong growth in the quarter of $31 million (4%) and $196 million (30%) in the last year. Most of this growth was due to increased commercial deposits, which are generally subject to greater fluctuation than personal deposits.

Other Assets and Other Liabilities

The consolidation of CDI's financial results has resulted in a marked increase in the Bank's other assets and other liabilities since the date of acquisition. As at October 31, 2004, other assets totalled $141 million compared to $48 million one year ago and other liabilities totalled $173 million compared to $86 million at October 31, 2003. Of the October 31, 2004 amounts, $56 million and $90 million respectively, were for CDI's insurance related other assets and other liabilities. The insurance related portion of other assets consisted primarily of installment premiums receivable as well as reinsurers' share of unpaid claims and unearned premiums. The insurance related portion of other liabilities consisted primarily of unearned premiums and provisions for unpaid claims and adjustment expenses.

Off-balance sheet assets include trust assets under administration of $1.8 billion, an increase of 19% over the past year. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. More detail on the nature of these instruments is provided in Notes 15 and 20 of the 2003 Annual Report and in Note 8 to the interim financial statements provided herein.

Capital Funds

Capital funds, consisting of shareholders' equity and subordinated debentures, totalled $478 million at October 31, 2004, an increase of $12 million in the quarter and $40 million during fiscal 2004. The increased capital primarily resulted from earnings, net of dividends, and proceeds from the exercise of stock options which totalled $1.1 million in the quarter and $5.0 million for the year.

The total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 11.8% at quarter end compared to 11.6% at the end of the third quarter and 13.1% at October 31, 2003. The Tier 1 ratio was 9.0% at quarter end, compared to 8.7% at July 31, 2004 and 8.9% at October 31, 2003. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The increase in the Tier 1 ratio over the third quarter was due to the redemption in August of a $4.0 million, 5.70% convertible debenture for 160,000 common shares.

Book value per common share was $26.90 at the end of the quarter, compared to $26.12 at the end of the third quarter and $24.32 at October 31, 2003.

Subsequent Events – Capital Funds

Subsequent to year end, on November 19, 2004, $60 million in conventional subordinated debentures were issued to institutional investors. These debentures have a fixed interest rate of 5.55% until November 19, 2009 and a floating interest rate of 160 basis points above the Canadian dollar CDOR 90-day Bankers' Acceptance rate thereafter until maturity on November 19, 2014. The Bank may redeem all, but not less than

all, of the debentures on or after November 20, 2009 at par plus accrued and unpaid interest subject to approval of the Superintendent of Financial Institutions. The main purpose of the issue is to increase total regulatory capital to support current and future asset growth without diluting the existing common shareholder base. The issue of these debentures strengthens the total regulatory capital ratio to over 13%.

Also subsequent to year end, CWB provided notice of its intention to redeem all of the outstanding 5.50% convertible subordinated debentures on December 14, 2004. Pursuant to the terms of the underlying trust indenture, the trustee will convert the debentures into common shares on or before December 13, 2004. As a result, the remaining debentures outstanding, which total approximately $42.5 million at October 31, 2004, will convert at a price of $30.50 resulting in the issuance of approximately 1.4 million common shares, increasing the number of shares available for trading in the market. The conversion will also result in cash savings, build CWB's common equity, have a positive incremental effect on net income and increase book value by approximately $0.33 per share.

On December 2, 2004, a quarterly cash dividend of $0.18 per share was declared, an increase of 20%. Also on this date, the Board of Directors declared a stock dividend which when paid will effectively achieve a two for one stock split. This non-taxable stock dividend will be paid subsequent to the above noted quarterly cash dividend, with each outstanding common share being entitled to one additional common share. By doubling the number of shares it is anticipated that there will be a corresponding reduction in the market price per share. The increase in shares outstanding makes CWB's common shares more affordable for retail investors, which should promote interest in the shares and broader share ownership, events that can prove beneficial to all shareholders.

Acquisitions

At the end of the second quarter, the Bank acquired CDI and Valiant for total cash consideration of $33.7 million. The results of operations of these companies have been included in the Bank's consolidated financial statements since their dates of acquisition.

CDI offers property and casualty insurance directly to consumers in British Columbia and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with the property and casualty insurance business, which can cause fluctuations and uncertainties in CDI's profitability. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. Effective risk management is central to CDI's ability to remain financially sound and profitable. The insurance related risks will be managed within the Bank's current risk management framework, with appropriate refinements to address risks particular to the industry in which CDI operates.

Valiant is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The risks associated with this business are substantially similar to those of the Bank's subsidiary CWT and as such will be managed within the existing risk management framework.

For more information on these acquisitions, refer to notes 3, 4 and 11 of the unaudited interim financial statements included herein.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2003 audited consolidated financial statements. In addition, Note 2 to the unaudited interim financial statements provides details of changes to significant accounting policies since October 31, 2003. Specifically, the changes to date in fiscal 2004 relate to new requirements on hedging relationships and sources of Canadian generally accepted accounting principles. The financial statement impact was insignificant. Note 2 to the unaudited interim financial statements also includes accounting policies related to CDI. The 2004 audited consolidated

financial statements will be filed on SEDAR at www.sedar.com on or about January 20, 2005 and will be included in the 2004 Annual Report.

Updated Share Information

As at November 30, 2004, there were 14,298,838 CWB common shares outstanding as well as $23.4 million of remaining convertible debentures that, as explained above, are still to be converted into a total of 766,679 common shares on or before December 13, 2004. Also outstanding are employee stock options, which are or will be exercisable into 1,251,685 common shares (1,258,509 authorized) for proceeds of up to $37.4 million.

Results by Business Segment

With the acquisition of CDI the Bank now operates in two business segments: 1) banking and trust and 2) insurance.

Banking and Trust

Banking and trust services are provided to clients primarily across western Canada.

This segment's fourth quarter net income was $11.4 million, up $1.8 million (19%) over the same quarter last year. The increased earnings were due to total revenue (teb) growth of $3.0 million (9%) and the $1.6 million tax benefit discussed above, partially offset by a $3.0 million (19%) increase in non-interest expenses. The growth in total revenues (teb) reflects loan growth of 11% over the past year, 30% growth in lower cost demand and notice deposits and trust fees of $0.8 million from Valiant. Approximately $1.9 million of the increase in non-interest expenses related to the impact of Valiant, additional costs related to the seven new or significantly upgraded branch locations and an increase in relocation costs and non-cash charges for stock based compensation. Excluding the impact of these items, non-interest expenses increased by $1.1 million (7%) in the quarter, reflecting additional staffing due to business growth, annual salary adjustments and various other initiatives.

In comparison to the third quarter, net income in the banking and trust segment was up $1.0 million (10%) primarily due to the above noted tax benefit, partially offset by lower credit and trust fees. For fiscal 2004, this segment's net income was $41.6 million, an increase of $3.4 million (9%) over the year ended October 31, 2003.

	For the three months ended			Change from	For the year ended		Change from
(unaudited)	**October 31**	July 31	October 31	October 31	**October 31**	October 31	October 31
($thousands)	**2004**	2004	2003	2003	**2004**	2003	2003
Net Interest income (teb)	**$ 30,320**	$ 30,230	$ 27,500	10 %	**$ 116,280**	$ 107,655	8 %
Other income	**6,537**	7,666	6,358	3 %	**28,134**	25,326	11 %
Total revenues (teb)	**36,857**	37,896	33,358	10 %	**144,414**	132,981	9 %
Provision for credit losses	**2,535**	2,385	2,255	12 %	**9,390**	8,600	9 %
Non-interest expenses	**18,851**	18,793	15,890	19 %	**71,510**	61,566	16 %
Provision for income taxes (teb)	**4,023**	6,275	6,109	(34) %	**21,924**	24,622	(11) %
Net income	**$ 11,448**	$ 10,443	**$ 9,604**	**19 %**	**$ 41,590**	$ 38,193	**9 %**
Efficiency ratio (teb)	**51.1%**	49.6%	46.9%	420 bp	**49.5%**	46.3%	320 bp
Net interest margin (teb)	**2.52%**	2.67%	2.60%	(8) bp	**2.58%**	2.68%	(110) bp
Average loans ($ millions)	**$ 4,002**	$ 3,818	$ 3,563	12 %	**$ 3,761**	$ 3,450	9 %
Average assets ($ millions)	**$ 4,789**	$ 4,508	$ 4,192	14 %	**$ 4,510**	$ 4,022	12 %

bp – basis point

teb – taxable equivalent basis, see definition on page 2

Insurance

The insurance segment consists of the operations of the Bank's wholly owned subsidiary CDI which provides property and casualty insurance directly to individuals in British Columbia and Alberta. As CDI was acquired at the end of the second quarter of 2004, the table below includes financial information for this segment beginning with the third quarter.

CDI generated net income of $1.3 million in the quarter reflecting net earned premiums of $14.3 million and a strong combined ratio (claims and expenses as a percentage of net earned premiums) of 88%. The fourth quarter results also reflect net interest income of $437,000 generated from CDI's cash and securities, which averaged $59 million during the quarter. In the six months since acquisition, CDI has contributed net income of $2.6 million.

Going forward, CDI is expected to generate continued growth in policies outstanding and net earned premiums. Changes to Alberta's automobile insurance regulations came into effect October 1, 2004. These changes will result in CDI collecting less Alberta automobile premiums than previously priced and will negatively impact the claims ratio for this product. Also, CDI's results to date have not included any winter driving months, which typically produce a higher claims loss ratio. Fiscal 2005 targets for this business segment will be reported in the 2004 Annual Report.

(unaudited) ($ thousands)	**Three Months Ended October 31, 2004**	Three Months Ended July 31, 2004	**Year Ended October 31, 2004**
Net interest income	**$ 437**	$ 520	**$ 957**
Other income (net)			
Net earned premiums	**14,266**	13,096	**27,362**
Commissions and other	**1,793**	1,675	**3,468**
Net claims, adjustment and policy acquisition costs	**(11,701)**	(11,164)	**(22,865)**
	4,358	3,607	**7,965**
Total revenues	**4,795**	4,127	**8,922**
Non-interest expenses	**2,680**	2,210	**4,890**
Provision for income taxes	**776**	685	**1,461**
Net income	**$ 1,339**	$ 1,232	**$ 2,571**
Claims loss ratio	**61%**	64%	**62%**
Expense ratio	**27%**	25%	**27%**
Combined ratio	**88%**	89%	**89%**
Efficiency ratio	**55.9%**	53.5%	**54.9%**
Policies outstanding	**135,201**	131,709	**135,201**
Average cash and securities (Q3 and Q4 only)	**$ 59,065**	$ 54,930	**$ 57,858**
Average total assets (Q3 and Q4 only)	**$ 115,832**	$ 111,739	**$ 114,138**

Fiscal 2004 Targets

The performance targets established for this fiscal year are presented in the table below together with the CWB's actual performance in 2004 and targets for fiscal 2005.

	2004 Target	2004 YTD Performance	2005 Target
Net income growth	15%	16%	15%
Total revenue (teb) growth	12-15%	15%	15-18%
Loan growth	12%	11%	12%
Provision for credit losses as a percentage of average loans	0.25% or less	0.25%	0.25% or less
Efficiency ratio (teb)	46.0% or less	49.8%	50.0% or less
Return on equity	13-15%	12.9%	12% or greater
Return on assets	0.98% or greater	0.97%	0.98% or greater

CWB achieved its 2004 earnings, revenue, and credit targets and fell just short of loan growth and returns on assets and equity. The key 2004 target of 15% net income growth was exceeded with growth of 16%. In addition, while others in the industry have had difficulty generating top-line growth, CWB was able to achieve total revenue (teb) growth of 15% compared to the target of 12-15%. Contributing to the earnings and revenue growth were the acquisitions of CDI and Valiant at the end of the second quarter, as well as solid loan growth and strong lower cost branch generated deposit growth.

Loan growth was impacted by a significant reduction in energy loans. Return on assets reflects an increase in the proportion of lower yielding cash and securities primarily in the first and fourth quarters. The efficiency ratio was negatively impacted by revenues and expenses in the banking and trust segment not meeting expectations, as well as the expense structure of CDI, which is typical of insurance operations.

Key financial targets for 2005 include earnings growth of 15%, total revenue growth of 15-18% and loan growth of 12%. Improving return on equity (ROE) remains a key objective for CWB. The conversion of the $42.5 million in convertible debentures into common shares in early fiscal 2005 will negatively impact this ratio. Improving ROE will come from expansion of CWB's key business strategies and improving the mix of regulatory capital between dilutive and non-dilutive capital required to support future growth.

Growth in 2005 is expected to come from continued focus on the core business of commercial banking for which the prospects are positive given the current economic outlook for western Canada. The potential growth profiles for CWB's recent acquisitions, CDI and Valiant, along with CWT are also very positive. CWB also plans to expand on its new initiative in the residential mortgage business and, with its strong capital position, will continue to seek new growth opportunities to enhance operations across all lines of business and increase shareholder value.

Dated as of December 2, 2004

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2004	 July 31 2004	 October 31 2003	Change from October 31 2003	For the year ended October 31 2004	 October 31 2003	Change from October 31 2003
Interest Income							
Loans	$ 56,972	$ 55,011	$ 56,027	2 %	$ 220,101	$ 220,043	0 %
Securities	3,171	3,250	3,062	4	13,519	11,900	14
Deposits with regulated financial institutions	1,270	848	1,264	0	4,565	4,427	3
	61,413	59,109	60,353	2	238,185	236,370	1
Interest Expense							
Deposits	30,329	27,590	32,090	(5)	118,087	127,766	(8)
Subordinated debentures	1,641	1,699	1,322	24	6,760	3,941	72
	31,970	29,289	33,412	(4)	124,847	131,707	(5)
Net Interest Income	29,443	29,820	26,941	9	113,338	104,663	8
Provision for Credit Losses	2,535	2,385	2,255	12	9,390	8,600	9
Net Interest Income after Provision for Credit Losses	26,908	27,435	24,686	9	103,948	96,063	8
Other Income							
Credit related	3,074	3,777	2,938	5	13,641	13,099	4
Insurance, net (Note 4)	4,289	3,607	-	nm	7,896	-	nm
Trust services	1,771	2,079	976	81	6,208	4,017	55
Retail services	1,338	1,255	1,234	8	5,066	4,679	8
Gains on sale of securities	15	107	798	(98)	1,685	2,095	(20)
Foreign exchange gains and other	408	448	412	(1)	1,603	1,436	12
	10,895	11,273	6,358	71	36,099	25,326	43
Net Interest and Other Income	37,803	38,708	31,044	22	140,047	121,389	15
Non-interest Expenses							
Salaries and employee benefits	12,645	12,497	9,530	33	45,998	37,680	22
Premises and equipment	3,952	3,892	2,855	38	13,923	11,034	26
Other expenses	4,381	4,123	3,061	43	14,487	11,144	30
Provincial capital taxes	553	491	444	25	1,993	1,708	17
	21,531	21,003	15,890	36	76,401	61,566	24
Net Income before Provision for Income Taxes	16,272	17,705	15,154	7	63,647	59,823	6
Provision for Income Taxes	3,485	6,030	5,550	(37)	19,486	21,630	(10)
Net Income	$ 12,787	$ 11,675	$ 9,604	33 %	$ 44,161	$ 38,193	16 %
Weighted average common shares outstanding	13,631,380	13,430,078	12,952,041	5 %	13,391,228	12,808,335	5 %
Earnings per Common Share							
Basic	$ 0.94	$ 0.87	$ 0.74	27 %	$ 3.30	$ 2.98	11 %
Diluted	$ 0.85	$ 0.79	$ 0.67	27 %	$ 3.00	$ 2.69	12 %

nm - not meaningful

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at October 31 2004	As at July 31 2004	As at October 31 2003	Change from October 31 2003
Assets					
Cash Resources					
Cash		**$ 2,831**	$ 2,280	$ 1,951	45 %
Deposits with regulated financial institutions		**229,895**	231,405	279,921	(18)
		232,726	233,685	281,872	(17)
Securities					
Issued or guaranteed by Canada		**238,153**	170,926	241,352	(1)
Issued or guaranteed by a province or municipality		**148,555**	93,319	95,826	55
Other securities		**153,779**	184,314	75,649	103
		540,487	448,559	412,827	31
Loans					
Securities purchased under resale agreements		**74,966**	62,996	72,000	4
Residential mortgages		**700,791**	678,002	662,825	6
Other loans		**3,268,643**	3,258,373	2,901,543	13
		4,044,400	3,999,371	3,636,368	11
Allowance for credit losses	(Note 5)	**(39,320)**	(37,616)	(35,365)	11
		4,005,080	3,961,755	3,601,003	11
Other					
Land, buildings and equipment		**18,499**	19,351	13,019	42
Goodwill	(Note 3)	**6,933**	6,933	-	nm
Intangible assets	(Note 3)	**4,309**	4,602	-	nm
Insurance related		**55,583**	51,725	-	nm
Other assets		**55,278**	40,455	35,251	57
		140,602	123,066	48,270	191
Total Assets		**$ 4,918,895**	$ 4,767,065	$ 4,343,972	13 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 190,214**	$ 179,113	$ 136,874	39 %
Payable after notice		**662,518**	642,598	519,560	28
Payable on a fixed date		**3,415,056**	3,318,060	3,163,316	8
		4,267,788	4,139,771	3,819,750	12
Other					
Cheques and other items in transit		**18,175**	18,961	17,477	4
Insurance related		**90,427**	87,251	-	nm
Other liabilities		**64,316**	55,012	68,563	(6)
		172,918	161,224	86,040	101
Subordinated Debentures					
Conventional		**68,126**	68,126	68,126	0
Convertible	(Note 6)	**42,474**	46,495	53,825	(21)
		110,600	114,621	121,951	(9)
Shareholders' Equity					
Capital stock		**167,125**	162,050	150,782	11
Contributed surplus		**1,159**	837	252	360
Retained earnings		**199,305**	188,562	165,197	21
		367,589	351,449	316,231	16
Total Liabilities and Shareholders' Equity		**$ 4,918,895**	$ 4,767,065	$ 4,343,972	13 %

nm - not meaningful

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the year ended October 31 2004	 October 31 2003
Capital Stock		
Balance at beginning of period	**$ 150,782**	$ 145,203
Issued on debenture conversions	**11,351**	175
Issued on exercise of employee stock options	**4,992**	5,404
Balance at end of period	**167,125**	150,782
Contributed Surplus		
Balance at beginning of period	**252**	-
Amortization of fair value of employee stock options	**907**	252
Balance at end of period	**1,159**	252
Retained Earnings		
Balance at beginning of period	**165,197**	132,884
Net income	**44,161**	38,193
Dividends	**(10,038)**	(5,880)
Share issue costs, net of income taxes of $7	**(15)**	-
Balance at end of period	**199,305**	165,197
Total Shareholders' Equity	**$ 367,589**	$ 316,231

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flows

(unaudited) ($ thousands)		For the three months ended October 31 2004	October 31 2003	For the year ended October 31 2004	October 31 2003
Cash Flows from Operating Activities					
Net income		**$ 12,787**	$ 9,604	**$ 44,161**	$ 38,193
Adjustments to determine net cash flows					
Provision for credit losses		**2,535**	2,255	**9,390**	8,600
Depreciation and amortization		**1,458**	787	**4,291**	3,088
Future income taxes, net		**(2,437)**	(481)	**414**	(1,581)
Gain on sale of securities, net		**(15)**	(798)	**(1,685)**	(2,095)
Accrued interest receivable and payable, net		**2,976**	5,412	**(7,458)**	5,043
Current income taxes payable, net		**(1,511)**	1,537	**(9,826)**	37
Other items, net		**(6,251)**	(1,715)	**(6,851)**	(3,750)
		9,542	16,601	**32,436**	47,535
Cash Flows from Financing Activities					
Deposits, net		**128,017**	137,926	**448,038**	390,679
Debentures issued		**-**	35,000	**-**	65,000
Common shares issued		**1,054**	1,188	**4,992**	5,404
Dividends		**(2,043)**	-	**(10,038)**	(5,880)
		127,028	174,114	**442,992**	455,203
Cash Flows from Investing Activities					
Loans, net		**(45,861)**	(40,223)	**(413,467)**	(360,856)
Interest bearing deposits with regulated financial institutions, net		**20,127**	(62,642)	**58,645**	(117,516)
Securities, purchases		**(292,355)**	(280,318)	**(1,167,608)**	(1,012,656)
Securities, sale proceeds		**-**	15,641	**152,088**	99,828
Securities, maturities		**202,081**	201,655	**935,706**	849,846
Land, buildings and equipment		**(606)**	(266)	**(7,833)**	(2,382)
Business acquisitions	(Note 3)	**-**	-	**(33,697)**	-
		(116,614)	(166,153)	**(476,164)**	(543,736)
Increase (Decrease) in Cash and Cash Equivalents		**19,956**	24,562	**(736)**	(40,998)
Cash and Cash Equivalents at Beginning of Period		**(170)**	(4,040)	**20,522**	61,520
Cash and Cash Equivalents at End of Period *		**$ 19,786**	$ 20,522	**$ 19,786**	$ 20,522
*** Represented by:**					
Cash resources per consolidated balance sheet		**$ 232,726**	$ 281,872	**$ 232,726**	$ 281,872
Interest bearing deposits with regulated financial institutions		**(194,765)**	(243,873)	**(194,765)**	(243,873)
Cheques in transit		**(18,175)**	(17,477)	**(18,175)**	(17,477)
Cash and Cash Equivalents at End of Period		**$ 19,786**	$ 20,522	**$ 19,786**	$ 20,522
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 27,530**	$ 28,578	**$ 129,426**	$ 127,247
Amount of income taxes paid in the period		**$ 6,181**	$ 4,505	**$ 29,276**	$ 23,174

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003 as set out on pages 48 to 69 of the Bank's 2003 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2003 and 2004 except as explained in Note 2 below.

2. Changes in Accounting Policies

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be in other income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 20 of the Bank's consolidated financial statements for the year ended October 31, 2003 on page 67 of the 2003 Annual Report. Virtually all of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline is negligible.

Generally Accepted Accounting Principles

Effective November 1, 2003, the Bank adopted new accounting requirements that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in the primary sources of generally accepted accounting principles. There were no significant changes in the existing accounting policies as a result of the new requirements.

The following are significant accounting policies relating to Canadian Direct Insurance Incorporated (also see Notes 3 and 4):

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in-force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in the light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

3. Business Acquisitions

On April 30, 2004, the Bank acquired all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (subsequently renamed Canadian Direct Insurance Incorporated). Canadian Direct offers property and casualty insurance directly to consumers in British Columbia and Alberta. The Bank also acquired Valiant Trust Company on April 29, 2004 by purchasing all of the outstanding shares of its holding company Corporate Shareholder Services Inc. Valiant is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The results of operations for the two companies have been included in the Bank's consolidated financial statements since the dates of acquisition.

The total cost of the acquisitions of $33,697 was paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

Net assets acquired	
Cash resources	$ 9,537
Securities	48,036
Other assets	55,626
Other intangible assets	4,580
Goodwill	6,933
Other liabilities	(91,015)
	$ 33,697

The cash resources acquired are included in interest-bearing deposits with regulated financial institutions on the consolidated statement of cash flows. The identified intangible assets include a trademark, a non-competition agreement, computer software and customer relationships. The trademark, which has a value of $300, is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes.

4. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses.

	For the three months ended		For the six months ended
	October 31 2004	July 31 2004	October 31 2004
Net earned premiums and other	**$ 15,990**	$ 14,771	$ 30,761
Net claims, adjustment and policy acquisition expenses	**11,701**	11,164	22,865
	$ 4,289	$ 3,607	$ 7,896

5. Allowance for Credit Losses

	For the three months ended			For the year ended	
	October 31 2004	July 31 2004	October 31 2003	**October 31 2004**	October 31 2003
Balance at beginning of period	**$ 37,616**	$ 37,623	$ 33,802	**$ 35,365**	$ 31,005
Provision for credit losses	**2,535**	2,385	2,255	**9,390**	8,600
Write-offs	**(848)**	(2,629)	(696)	**(5,745)**	(4,327)
Recoveries	**17**	237	4	**310**	87
Balance at end of period	**$ 39,320**	$ 37,616	$ 35,365	**$ 39,320**	$ 35,365

	As at October 31 2004	As at July 31 2004	As at October 31 2003
Specific allowance	**$ 10,504**	$ 10,027	$ 7,807
General allowance	**28,816**	27,589	27,558
Total allowance	**$ 39,320**	$ 37,616	$ 35,365

6. Subordinated Debentures

During the fourth quarter, publicly traded convertible debentures of $21 (year to date $7,351) were converted by the holders into common shares and the Bank redeemed the 5.70% convertible debenture with a face value of $4,000 for 160,000 common shares.

Subsequent to October 31, 2004, the Bank provided notice of its intent to redeem all of the outstanding 5.50% convertible subordinated debentures into common shares on December 14, 2004. As a result of the notice, outstanding 5.50% convertible debentures with a face value of $42,474 at October 31, 2004 will convert into 1,392,596 common shares on or before December 13, 2004.

Subsequent to October 31, 2004, the Bank issued $60,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of the Office of the Superintendent of Financial Institutions.

7. Common Shares and Employee Stock Options

	Common Shares Outstanding	Employee Stock Options Number		Employee Stock Options Weighted Average Exercise Price
October 31, 2003	13,002,066	1,153,992	$	24.02
Debenture conversions	401,007	-		-
Options				
Granted*	-	378,500		40.23
Exercised	262,057	(262,057)		19.05
Forfeited	-	(9,700)		32.74
October 31, 2004	13,655,130	1,260,735	$	29.85
Exercisable at October 31, 2004		518,700	$	21.34

* During the fourth quarter, 221,000 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

Salary expense of $907 has been recognized this year relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted this year was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8%, (ii) expected option life of 3.9 years, (iii) expected volatility of 19%, and (iv) expected dividends of 1.8%. The weighted average fair value of options granted was estimated at $6.52 per share.

8. Guarantees

Significant guarantees provided to third parties are discussed in Note 15 of the Bank's consolidated financial statements for the year ended October 31, 2003 (see page 62 of the 2003 Annual Report) and include:

	As at October 31 2004		As at July 31 2004		As at October 31 2003
Balance outstanding under guarantees and standby letters of credit	$ 94,270	$	91,249	$	64,413
Business credit cards					
Total approved limit	2,002		1,312		114
Outstanding balance	376		257		6

9. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet.

	As at October 31 2004	As at July 31 2004	As at October 31 2003
Trust assets under administration	$ 1,759,473	$ 1,637,940	$ 1,474,964

10. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 18 of the consolidated financial statements for the year ended October 31, 2003 (see page 64 of the 2003 Annual Report). The following table shows the gap position for selected time intervals:

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
October 31, 2004								
Total assets	$ 2,322	$ 236	$ 937	$ 3,495	$ 2,102	$ 72	$ 145	$ 5,814
Total liabilities and equity	2,304	265	913	3,482	1,831	-	501	5,814
Interest rate sensitive gap	$ 18	$ (29)	$ 24	$ 13	$ 271	$ 72	$ (356)	$ -
Cumulative gap	$ 18	$ (11)	$ 13	$ 13	$ 284	$ 356	$ -	$ -
Cumulative gap as a percentage of total assets	0.3%	(0.2%)	0.2%	0.2%	4.9%	6.1%	0.0%	0.0%
July 31, 2004								
Cumulative gap	$ 136	$ 108	$ 33	$ 33	$ 294	$ 362	$ -	$ -
Cumulative gap as a percentage of total assets	2.4%	1.9%	0.6%	0.6%	5.2%	6.5%	0.0%	0.0%
October 31, 2003								
Cumulative gap	$ 185	$ 220	$ 126	$ 126	$ 310	$ 350	$ -	$ -
Cumulative gap as a percentage of total assets	3.6%	4.3%	2.5%	2.5%	6.0%	6.8%	0.0%	0.0%

11. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank operated in one industry segment.

The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			**Insurance**		
	Three months ended		**Year ended**	**Three months ended**		**Year ended**
	October 31 2004	**July 31 2004**	**October 31 2004**	**October 31 2004**	**July 31 2004**	**October 31 2004**
Net interest income	**$ 29,007**	$ 29,300	$ 112,381	**$ 437**	$ 520	$ 957
Other income*	**6,537**	7,666	28,134	**4,358**	3,607	7,965
Total revenues	**35,544**	36,966	140,515	**4,795**	4,127	8,922
Provision for credit losses	**2,535**	2,385	9,390	**-**	-	-
Non-interest expense	**18,851**	18,793	71,510	**2,680**	2,210	4,890
Provision for income taxes	**2,710**	5,345	18,025	**776**	685	1,461
Net income	**$ 11,448**	$ 10,443	$ 41,590	**$ 1,339**	$ 1,232	$ 2,571
Average total assets ($ millions)**	**$ 4,787**	$ 4,507	$ 4,510	**$ 116**	$ 112	$ 57

	Total		
	Three months ended		**Year ended**
	October 31 2004	**July 31 2004**	**October 31 2004**
Net interest income	**29,444**	29,820	**113,338**
Other income*	**10,895**	11,273	**36,099**
Total revenues	**40,339**	41,093	**149,437**
Provision for credit losses	**2,535**	2,385	**9,390**
Non-interest expense	**21,531**	21,003	**76,400**
Provision for income taxes	**3,486**	6,030	**19,486**
Net income	**$ 12,787**	$ 11,675	**$ 44,161**
Average total assets ($ millions)	**$ 4,903**	$ 4,619	**$ 4,567**

* Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

** Average total ssets for the insurance segment for the year ended October 31, 2004 is calculated for the full year.
Average total assets of the insurance segment for the six months since acquisition totalled $114.

12. Future Accounting Changes

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline that is effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company is the primary beneficiary of the VIE. Based on the existing requirements, the Bank has no significant VIEs that would require consolidation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements will have no impact on the Bank's financial statement presentation.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 – 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Convertible Debenture Trustee
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue S.W.
Calgary, AB T2P 3S8
Telephone: (800) 564-6523
Fax: (403) 267-6529

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, December 2, 2004 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until December 16, 2004 by dialing toll-free (877) 289-8525 and entering passcode 2100875#.